EXHIBIT 99.1

Quantum BioPharma Ltd. Provides Update from Celly Nutrition Signing a Master Distribution Agreement with FUSION Distribution Group across Puerto Rico, The Caribbean, and parts of Central and South America

Toronto, ON – October 7, 2024 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), provides an update by way of a news release issued by Celly Nutrition Corp. (“Celly Nu”), and its launching of unbuzzd™, an innovative beverage product that is scientifically formulated from a proprietary blend of vitamins, minerals and botanical extracts designed to support the body's natural processes for metabolizing alcohol and promoting alertness.

On October 7, 2024, Celly Nu announced signing a Master Distribution Agreement with FUSION Distribution Group across Puerto Rico, The Caribbean, and parts of Central and South America as follows:

Vancouver, BC – October 7, 2024 – Celly Nutrition Corp. ("Celly Nu" or the "Company"), led by CEO John Duffy, formerly Vice-President of National Sales of Coca-Cola, and co-chaired by Gerry David, former CEO of Celsius Holdings, has secured a master distribution agreement with FUSION Consulting Group (“Fusion”). Based in Puerto Rico, FUSION is a leading brand incubator and distributor of health-conscious food and beverages across Puerto Rico, the Caribbean, and parts of Central and South America. This partnership will bring unbuzzd™, Celly Nu’s innovative alcohol metabolism supplement, to new markets through FUSION’s robust distribution network.

unbuzzd's Ready-to-Mix (RTM) powder sticks are available now on Amazon in 3-packs and 18 packs, with Ready-to-Drink (RTD) 12oz cans coming soon. FUSION will handle distribution for both formats, alongside its impressive portfolio that includes CELSIUS, SHINE Water, Tona Cerveza, and Kin Whiskey.

John Duffy, CEO of Celly Nutrition Corp. stated, "Our partnership with FUSION marks a pivotal moment for unbuzzd. Their proven success in growing brands across the region will help us expand our footprint while delivering a functional, science-backed product. Eduardo Santacana and his team at FUSION are the perfect partners to help us introduce unbuzzd to consumers who seek a better way to enjoy alcohol responsibly."

Eduardo Santacana, CEO of FUSION Consulting Group, added: "It’s an exciting opportunity to be part of unbuzzd’s journey. This innovative product helps metabolize alcohol faster, promoting clarity and minimizing the aftereffects of drinking. We’re eager to help bring unbuzzd’s unique benefits to consumers across the Caribbean and beyond."

As unbuzzd™ enters key vacation destinations, where alcohol consumption is often part of the experience, the partnership with FUSION opens doors to major retail customers including Walmart, Walgreens, CVS, Costco, Sams, Farmacias Caridad, Pueblo Supermarkets, Supermax and many more.

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About Celly Nutrition Corp.:

Celly Nutrition stands as a pioneering force in the wellness and recovery supplement landscape. With a commitment to innovation and quality, the company has secured an exclusive global licensing agreement with Quantum Biopharma Ltd., harnessing cutting-edge alcohol metabolizing technology for recreational uses. This strategic move positions Celly Nutrition as a leader in the development of science-driven solutions designed to enhance individual health and recovery processes, marking a new era in the support of responsible alcohol consumption.

About Fusion Distribution Group:

Fusion Consulting Group is a full-service, brand incubator distributor of Better For You! food & beverages in Puerto Rico & the Caribbean Basin. Fusion’s differentiation is the passion & force by which launches & manages brands in its territory. Fusion’s internal marketing department works closely with our partners to ensure a smooth and seamless integration to brand’s identity, positioning and image.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "intends", "estimates", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. "Forward-looking information" includes, the Company’s plans to launch its RTD (Ready to Drink) 12oz cans; and the benefits of the partnership with FUSION, including the bringing of unbuzzd™ to new markets through FUSION's distribution network, the expected expansion of Celly Nu's footprint, the bringing of unbuzzd's unique benefits to consumers across the Caribbean and beyond, and the partnership with FUSION opening the doors to major retail customers in key vacation destinations.

Such forward-looking information and statements are based on numerous assumptions, including the Company having the ability to launch its RTD (Ready to Drink) 12oz cans; and the Company having the ability to realize upon the stated benefits of the partnership with FUSION.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, the Company’s inability to launch its RTD (Ready to Drink) 12oz cans; and the Company’s inability to realize upon the stated benefits of the partnership with FUSION.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

The Company makes no medical, treatment or health benefit claims about unbuzzd™. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated any claims regarding unbuzzd™. The efficacy of such products have not been confirmed by approved research. Rigorous scientific research and clinical trials are needed. No clinical trials for the use of the Company's proposed products have been conducted. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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